Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Rejection of Plan to Construct a Power Plant
on Land Adjacent to the Power Plant in Hadera

Singapore, April 18, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that on April 17, 2024, the Israeli government has rejected the plan to construct a power plant on land adjacent to the power plant in Hadera (the “Hadera 2 Project”).  OPC has stated that it is gathering information and will assess the situation to determine appropriate actions, which may involve pursuing legal options.

As of April 18, 2024, OPC has recognized in its financial statements an asset amounting to NIS 31 million (approximately $8 million) as part of the Hadera 2 Project, which is attributable to the right of use of the land. OPC has stated that it is evaluating the impact of the Israeli government's decision on the asset balance reflected in its financial statements, and that it will include any financial impact in its financial statements for the period ending March 31, 2024.

For more information on the Hadera 2 Project, see Kenon’s annual report on Form 20-F for the year ended December 31, 2023.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the Israeli government's decision to reject the Hadera 2 Project, actions which may be taken by OPC in respect of the Israeli government’s decision, and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to the Hadera 2 Project, the Israeli government’s decision to reject the Hadera 2 Project, any actions which may be taken by OPC in respect of the Israeli government’s decision, any impact on OPC’s financial statements and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.